Exhibit 99.1

Pasqal and Bleichroeder Acquisition Corp. II Complete Business Combination

Pasqal Holding SA expects its ordinary shares to begin trading on Nasdaq under the ticker symbol “PSQL” on August 28th

Transaction establishes a strong capital foundation for Pasqal as a public company, with approximately $360 million of cash available at closing to accelerate global quantum-system deployment, commercial adoption and Pasqal’s path toward fault-tolerant quantum computing

Public listing creates a long-term capital platform for one of the world’s leading neutral-atom quantum computing companies

PARIS and NEW YORK – August 27, 2026 – Pasqal Holding SA (“Pasqal”), a global leader in neutral-atom quantum computing, and Bleichroeder Acquisition Corp. II (NASDAQ: BBCQ), a special purpose acquisition company (“Bleichroeder”), today announced the successful completion of their previously announced business combination.

Bleichroeder shareholders approved the business combination and related proposals on August 25, 2026. Following the completion of a series of mergers between Bleichroeder and Pasqal Holding SAS, the surviving company became Pasqal Holding SA and will continue to operate under the Pasqal name. Pasqal Holding SA’s ordinary shares and warrants are expected to begin trading on The Nasdaq Stock Market on August 28, 2026 under the ticker symbols “PSQL” and “PSQLW”, respectively. Bleichroeder’s Class A ordinary shares, warrants and units will cease trading.

The transaction establishes a strong capital foundation for Pasqal as a public company, with approximately $360 million of cash available at closing to accelerate global deployment of its quantum computing platform, support continued innovation and further expand commercial adoption worldwide.

Pasqal intends to deploy the additional capital across the priorities that define its next stage of growth: expanding the manufacturing and deployment of its quantum processing units (“QPUs”), advancing its technology roadmap toward fault-tolerant quantum computing, broadening access to its cloud and software platform, deepening integration with classical high-performance computing infrastructure and scaling its commercial operations globally.

“Today is not a finish line; it is an acceleration point,” said Wasiq Bokhari, Chief Executive Officer of Pasqal. “Pasqal was built to take neutral-atom quantum computing from foundational science to industrial-scale deployment. We have deployed quantum systems in real operating environments, connected our processors to the computing infrastructure customers already use and established a roadmap built on a single hardware platform that delivers state-of-the-art analog quantum computing today and is designed to enable industry-leading fault-tolerant quantum computing in the future. Our systems operate in standard data center environments and are built to scale with enterprise workloads. As a public company, we will have a stronger platform to move faster, serve customers around the world and build enduring value for shareholders.”

Pasqal begins its next chapter as a publicly traded company with a strong foundation of technological leadership, commercial deployment and global customer engagement. Co-founded by Nobel Prize-winning physicist Alain Aspect, the company has seven QPUs deployed today and three more in production. Its growing fleet of QPUs is available through cloud access globally and supports more than 25 commercial and research applications across industries including energy, financial services and materials science.

Pasqal’s neutral-atom technology offers a scalable and energy-efficient approach to quantum computing through a single hardware platform designed to deliver state-of-the-art analog quantum computing applications today while providing a clear path toward fault-tolerant quantum computing in the future. With one of the world’s largest installed bases of high-complexity quantum computers among pure-play quantum computing companies, a growing globally accessible cloud-based fleet of QPUs and a presence across North America, Europe, the Middle East and Asia, Pasqal is focused on accelerating commercial adoption and helping customers solve some of the world’s complex computational challenges.

Advisors

Lazard Freres SAS served as advisor to Pasqal’s Board. Orrick, Herrington & Sutcliffe LLP (France and US) served as legal counsel to Pasqal. Cantor Fitzgerald & Co. is serving as advisor to Bleichroeder. Reed Smith LLP (France and US) served as legal counsel to Bleichroeder. Cohen & Company Capital Markets acted as Lead Book-Running Manager for Bleichroeder’s initial public offering which closed on January 8, 2026.

Contacts

Investors

investors@pasqal.com

Media

pr@pasqal.com

About Pasqal

Pasqal (Nasdaq: PSQL) helps organizations tackle problems that are difficult or impossible to solve with conventional computing methods alone. Founded in 2019 on Nobel Prize–winning research, Pasqal builds and operates neutral-atom quantum computers, delivered with a full software stack, for industry, science, and governments. Pasqal’s production-ready systems are available both on-premises and through the cloud, enabling organizations to harness quantum computing without requiring in-house quantum expertise. A single hardware platform supports analog workloads today and is designed to evolve toward fault-tolerant quantum computing in the future.

Headquartered in France with operations globally, Pasqal’s quantum computing systems are used by customers across energy, financial services and advanced materials to address complex challenges. Pasqal’s customers include Saudi Aramco, Crédit Agricole CIB, LG Electronics and supported by partnerships with NVIDIA and IBM (Pasqal is part of the IBM Quantum Network).

Forward-Looking Statements

Certain statements herein may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “might”, “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “predict,” “project”, “forecast,” “potential,” “seem,” “seek,” “target,” “possible,” “future,” “outlook” or similar terminology or expressions that predict or indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding future events, including the Nasdaq listing and the expected commencement date of trading, Pasqal’s expected use of cash available at closing of the business combination and Pasqal’s ability to accelerate global deployment of its quantum computing platform.

These statements are based on current expectations and are not predictions of actual performance. They are provided for illustrative purposes only and must not be relied on as a guarantee, prediction or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and are beyond the control of Bleichroeder and Pasqal. These statements are subject to known and unknown risks and uncertainties and assumptions regarding Pasqal’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political, social and business conditions; uncertainty or changes with respect to laws and regulations; the failure to realize the anticipated benefits of the business combination; the risk that the business combination disrupts Pasqal’s current plans and operations; risks related to Pasqal’s indebtedness; the risk from Pasqal pursuing an emerging technology, facing significant technical challenges and the potential that it may not achieve commercialization or market acceptance; Pasqal’s reliance on strategic partners and other third parties; Pasqal’s ability to maintain, protect and defend its intellectual property rights; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Pasqal and Bleichroeder presently do not know or currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Pasqal’s and/or Bleichroeder’s expectations, plans and forecasts of future events and views as of the date of this communication. While Pasqal and/or Bleichroeder may elect to update these forward-looking statements in the future, Pasqal and Bleichroeder specifically disclaim any obligation to do so.